SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 17/20

Tariff adjustment – Copel Distribuição

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), in compliance with the provisions of CVM Instruction no. 358/2002, hereby informs its shareholders and the market in general that the Brazilian Electricity Regulatory Agency (Aneel) authorized, in its 22nd Ordinary Public Meeting of 2020 held today, an average tariff adjustment of 0.41% for consumers served by Copel Distribuição.

The adjustment already considers the impact of the so-called "Covid Account", created by Decree no. 10,350/2020 and regulated by Aneel, through Normative Resolution no. 885/2020.

Pursuant to the Normative Resolution mentioned above, and in response to Aneel's Official Letter no. 143/2020, Copel Distribuição has requested R$ 536,358,882.18(five hundred and thirty-six million, three hundred and fifty-eight thousand, eight hundred and eighty-two reais and eighteen cents) in funding from the Covid Account. The amount is below the limit established for Copel Distribuição, according to Appendix II of said resolution. The resources will be provided to power distributors under the coordination of the Chamber of Electric Energy Commercialization ("CCEE").

Tariff Adjustment Composition

Considering all consumers, the average perceived effect will be 0.41%, composed of the following items:

Item	Adjustment Composition (%)
Adjustment of Portion B	0.79
Adjustment of Portion A	7.82
Inclusion of Financial Components	1.81
Withdrawal of Financial Components from the Previous Tariff Adjustment Process	-10.01
Average Effect	0.41

Portion B, which includes operating costs, annual fees, remuneration and depreciation, represented 0.79% of the tariff adjustment composition, and reflects mainly the adjustment by the IPCA (Brazilian Consumer Price Index) for the period (1.88%) in addition to the positive effect of 1.26% of the "X Factor".

Portion A, which includes charges, transport and power costs, represented a 7.82% rise in the tariff adjustment composition, particularly due to increased costs of energy supplied by Itaipu, which were impacted by the dollar exchange rate rise.

Consequently, tariffs will be reduced by 0,95% for residential consumers; by 0.83% for low-tension commercial consumers; and by 0.93% for public lighting. The tariff for clients served at high tension will rise by 1.13%. The adjustment will be applied in full to Copel Distribuição's tariffs retroactively to June 24, 2019.

Curitiba, June 25, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 25, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.